Filed by Taylor Morrison Home Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: AV Homes, Inc.
(Commission File No. 001-07395)

All-Staff Message

From: Sheryl

Timing: Thursday, June 7 (3:05 a.m. AZ time)

Subject line: A Big Step Forward in Strategic Growth

Team,

At the beginning of the year we outlined three strategic priorities for 2018: Strategic Growth, Operational Excellence and a Differentiated Customer Experience. I’m delighted to share that the time for real growth is now. As of late last night, Taylor Morrison has entered into a definitive merger agreement to acquire AV Homes.

When we looked at M&A as a tactic for smart growth and began assessing other homebuilders we could acquire and welcome into our Taylor Morrison family, it became immediately clear that the AV Homes’ footprint and product offerings were complementary to ours—and could take us deeper into some of the highly sought-after markets we operate in today.

AV Homes and its 500 team members operate in the greater Orlando, Jacksonville, Raleigh, Charlotte, Phoenix and Dallas-Fort Worth markets. Like us they are publicly traded, and, in 2015 and 2016, they were recognized as the fastest-growing public homebuilder. They bring decades of experience serving affordable first-time buyers, first move-up and active-adult consumer groups—all segments that fall squarely in Taylor Morrison’s wheelhouse.

Through this proposed acquisition, we will re-enter Jacksonville and add greater depth to our current footprint, which we expect will bring Taylor Morrison’s position to a top five builder in five of the six acquired markets. We will also enjoy attractive active-adult land positions and be better equipped to expand into the more affordable, first-time buyer segment, similar to our operations in Atlanta.

Since AV Homes does not have a wholly owned financial services platform, we also expect to see immense benefits through Taylor Morrison Home Funding and our Inspired Title Services organizations, resulting in an enhanced sales process, customer experience and increased mortgage capture rates.

What’s Next?

Unlike our prior acquisitions of private builders, AV Homes is a public company, making the pending deal subject to different regulations and the approval of AV Homes’ stockholders. We expect the transaction to close in late Q3 or early Q4, at which time AV Homes’ communities and team members would officially be welcomed into the Taylor Morrison family.

With four acquisitions under our belt already and AV Homes making history as our fifth—and largest!— we know merging one company into another is a tremendous undertaking. That’s why we’ll be bringing in a team of integration consultants to help take the burden of work off our teams. Lou Steffens, our President of M&A, will be joined by Robert Broad, who will be taking on new responsibilities to help lead these efforts.

As for more immediate next steps, this morning (at 8:30 a.m. EST), Chief Financial Officer Dave Cone and I will host a public webcast with our investors and we invite you to attend (a replay will be available at investors.taylormorrison.com later in the day). And next week I’ll be filming another installment of Shoes Off with Sheryl where I’ll share more color on the pending deal. Please be sure to tune in.

I could not close this message without first recognizing the team members who have been working tirelessly to get us to this point. To Lou, who led the diligence efforts, our field leaders, our finance and legal teams—thank you for balancing a vast amount of work coupled with your ‘day job.’ Your dedication and work product are unmatched in our industry!

We made it a priority to grow in a smart and meaningful way this year and entering into an agreement to add AV Homes to the Taylor Morrison family is a tremendous first step in that direction. When the pens have been lifted and the ink has dried on closing of the transaction, Taylor Morrison’s portfolio will include roughly 54,500 owned and controlled lots and more than 350 active selling communities across eight states and 21 markets—wow!

Warmly,

Sheryl

Forward-Looking Statements

Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements (including where the word “could,” “may,” or “would” is used rather than the word “will”) and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Taylor Morrison and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Taylor Morrison or persons acting on its behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Taylor Morrison and AV Homes and the ability to recognize the anticipated benefits from the combination of Taylor Morrison and AV Homes; the risk associated with AV Homes ability to obtain the shareholder approval required to consummate the merger and the timing of the closing of the merger, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Taylor Morrison’s and AV Homes’ homes and the impact of competitive responses to the announcement of the transaction; access to available financing on a timely basis and on reasonable terms, including the refinancing of Taylor Morrison and AV Homes debt to fund the cash portion of the consideration in connection with the transaction. Additional risks are described under the heading “Risk Factors” in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 21, 2018 and in AV Homes’ Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 23, 2018. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Taylor Morrison nor AV Homes has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Important Additional Information and Where to Find it

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed transaction between Taylor Morrison and AV Homes, Taylor Morrison will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Proxy Statement of AV Homes that also constitutes a Prospectus of Taylor Morrison (the “Proxy Statement/Prospectus”). AV Homes plans to mail to its shareholders the definitive Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF AV HOMES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT TAYLOR MORRISON, AV HOMES, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Taylor Morrison and AV Homes through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060, and will be able to obtain free copies of the documents filed with the SEC by AV Homes in the Investor Relations section of AV Homes’ website at

http://investors.avhomesinc.com or by contacting AV Homes’ Investor Relations at m.burnett@avhomesinc.com or by calling (480) 214-7408.

Participants in the Merger Solicitation

Taylor Morrison, AV Homes and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of AV Homes in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on April 17, 2018, or its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and information regarding AV Homes’ directors and executive officers is also included in AV Homes’ proxy statement for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2018, or its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018. These documents are available free of charge as described above.